TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2018 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2018 First-Quarter Results Include:

o	Operating profit of $17.8 million versus $16.9 million financial expenses.
o	Net operating income of $27.8 million.
o	$2,256.9 million stockholders' equity.
o	Debt decrease of $102.6 million.

(Mexico City, April 27, 2018) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the first quarter 2018.
MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "Through the gradual progress in the energy industry in Mexico, as well as the Company's client diversification strategy and cost optimization plans, each of Grupo TMM's business units have shown improved performance in the first quarter and a positive trend in their operations."
"Additionally, due to the corporate reorganization approved by the shareholders in December, Grupo TMM's balance sheet has also improved, with lower debt and better financial ratios. We believe this will provide opportunities for our Maritime and Ports and Terminals divisions to expand their operations in the complex national and international markets."
"With all these measures, Grupo TMM maintains its commitment to its stockholders to increase the value of their investment."
FIRST-QUARTER 2018 OPERATING AND FINANCIAL RESULTS
Consolidated revenues were $386.8 million, compared to $509.3 million in the first quarter of 2017. The 2017 first quarter included the revenues from TMM Division Maritima ("TMMDM") which, as a result of the Company's corporate reorganization in December of 2017, was deconsolidated from Grupo TMM. Year over year, Ports and Terminals revenue improved 25.0 percent and Warehousing Services revenues increased 25.2 percent in the 2018 first quarter.
Consolidated operating profit was $17.8 million compared to a loss of $32.9 million in the 2017 first quarter.  The 2017 first quarter included the operating profit from TMMDM. Year over year, operating results in all divisions improved in the first quarter of 2018.
Income from non-recurrent operations was $6.8 million compared to $51.2 million in the same period of 2017.
Consolidated EBITDA was $38.5 million compared to $101.6 million in the same period last year. The 2017 first quarter included the EBITDA from TMMDM.
Maritime revenues were $233.6 million compared to $386.8 million for the 2017 first quarter. The 2017 first quarter included the revenues from TMMDM. Partially offsetting the decrease was increased revenues of $9.9 million in Parcel Tankers, $23.5 million in Shipyard and $37.4 million due to the new Bulk Carriers segment which mainly transports steel from Veracruz to Colombia.
Maritime operating profit was $30.9 million compared to a loss of $35.9 million in the 2017 first quarter. The 2017 first quarter included the operating profit from TMMDM. Partially offsetting the decrease was increased performance at Shipyard and improved mix.
Maritime EBITDA was $46.7 million compared to $93.1 million in the same period of 2017. The 2017 first quarter included the EBITDA from TMMDM. EBITDA margin was 19.8 percent.
Ports and Terminal revenues increased 25.0 percent to a record $114.3 million compared to $91.5 million in the same period of 2017 mainly due to an increase of $22.6 million in the Maintenance and Repair segment as a result of improved containers volume and improved volume at the division's main locations.
Ports and Terminals operating profit improved 19.9 percent to $23.9 million compared to $19.9 million in the same period of 2017 mainly due to the improved performance at the Maintenance and Repair segment and at API Acapulco as a result of increased volume of transported cars, partially offset by decreased profit from the Terminal in Tampico.
Ports and Terminals EBITDA was $26.7 million compared to $23.1 million in the same period last year. EBITDA margin was 23.3 percent.
Warehousing Services revenue increased 25.2 percent to $38.9 million compared to $31.1 million in the same period of the previous year mainly due to a higher volume of services.
Warehousing Services operating loss improved to $5.8 million from a loss of $9.0 million in the 2017 first quarter due to the Company's client diversification strategy and cost optimization plans. The division's operating loss has improved over the last several quarters, a trend the Company believes will continue due to improvement in its agribusiness with the support of FIRA, as well as continuing development in other sectors including the steel and fuel industries.

DEBT
As of March 31, 2018, Grupo TMM's net debt was $367.7 million, with $439.2 million of short-term debt and cash of $428.3 million.
Total Debt*
– Millions of Mexican Pesos –
	To 3/31/18	To 12/31/17
Short Term Debt	$439.2	$502.4
Long Term Debt	356.8	396.2
Total Debt	$796.0	$898.6
Cash	428.3	461.6
Net Debt	$367.7	$437.0
Net Short Term Debt	$10.9	$40.8

Stockholders' Equity	$2,256.9	$2,229.1
Book value per share	$22.09	$21.89

*	Book Value

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	March 31,	December 31,
	2018	2017

Current assets:
Cash and cash equivalents	428.3	461.6
Accounts receivable
Accounts receivable - Net	280.1	250.6
Other accounts receivable	562.5	536.4
Prepaid expenses and others current assets	90.7	69.6
Total current assets	1,361.6	1,318.2
Property, machinery and equipment	2,953.5	2,994.3
Cumulative Depreciation	(374.4)	(358.7)
Property, machinery and equipment - Net	2,579.1	2,635.6
Other assets	179.1	170.4
Total assets	4,119.8	4,124.2

Current liabilities:
Bank loans and current maturities of long-term liabilities	439.2	502.4
Suppliers	198.7	169.1
Other accounts payable and accrued expenses	414.4	376.7
Total current liabilities	1,052.4	1,048.1
Long-term liabilities:
Bank loans	356.8	396.3
Deferred taxes	275.2	275.2
Other long-term liabilities	178.4	175.6

Total long-term liabilities	810.5	847.0
Total liabilities	1,862.9	1,895.2

Total stockholders´ equity	2,188.2	2,160.2

Total liabilities and stockholders´ equity	4,119.8	4,124.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended
	March 31,
	2018	2017

Maritime	233.6	386.8
Ports and Terminals	114.3	91.5
Warehousing services	38.9	31.1
Corporate and others	-	-
Revenue from freight and services	386.8	509.3
Maritime	(186.9)	(293.7)
Ports and Terminals	(87.6)	(68.3)
Warehousing services	(44.4)	(39.8)
Corporate and others	(0.2)	(0.1)
Cost of freight and services	(319.2)	(401.9)
Maritime	(15.8)	(129.0)
Ports and Terminals	(2.8)	(3.2)
Warehousing services	(0.3)	(0.3)
Corporate and others	(1.8)	(2.0)
Depreciation and amortization	(20.7)	(134.5)
Corporate expenses	(35.9)	(57.1)
Maritime	30.9	(35.9)
Ports and Terminals	23.9	19.9
Warehousing services	(5.8)	(9.0)
Corporate and others	(2.0)	(2.1)
Other (expenses) income - Net	6.8	51.2
Operating income (loss)	17.8	(32.9)

Financial (expenses) income - Net	(16.9)	(246.7)
Exchange gain (loss) - Net	27.7	16.8
Net financial cost	10.8	(229.9)
Income (loss) before taxes	28.6	(262.9)
Provision for taxes	(0.8)	(0.5)
Net income (loss) for the period	27.8	(263.3)

Attributable to:
Minority interest	(0.1)	(0.7)
Equity holders of GTMM, S.A.B.	28.0	(262.7)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.3	(2.6)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.3	(2.6)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -

	Three months ended
	March 31,
	2018	2017

Cash flow from operation activities:
Net Income (loss) for the period	27.8	(263.3)
Charges (credits) to income not affecting resources:
Depreciation & amortization	20.7	151.3
Other non-cash items	(2.6)	201.6
Total non-cash items	18.1	352.9
Changes in assets & liabilities	(59.7)	0.9
Total adjustments	(41.6)	353.8
Net cash provided by (used in) operating activities	(13.7)	90.5

Cash flow from investing activities:
Proceeds from sales of assets	74.5	-
Payments for purchases of assets	(8.7)	(18.4)
Net cash provided by (used in) investment activities	65.8	(18.4)

Cash flow provided by financing activities:
Short-term borrowings (net)	(25.4)	(38.0)
Repayment of long-term debt	(38.3)	(36.9)
Net cash used in financing activities	(63.7)	(74.9)
Exchange losses on cash	(21.6)	(39.5)
Net decrease in cash	(33.2)	(42.3)
Cash at beginning of period	461.6	902.7
Cash at end of period	428.3	860.4
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.